November 4, 2010
BY FACSIMILE AND EDGAR
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Avnet, Inc. Form 10-K for the fiscal year ended July 3, 2010 Filed August 13, 2010 File No. 001-04224
Dear Mr. Cascio:
Attached please find our responses to the comments, dated October 21, 2010, of the staff of the Securities and Exchange Commission on the above referenced filing for Avnet, Inc. As requested, we have tried to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment with each of our responses.
We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Heather Piraino, Director of External Reporting and Corporate Accounting, at (480) 643-7510, or Jun Li, Assistant General Counsel, at (480) 643-7198.
We look forward to working with you in completion of your review of the above referenced filing.
Very truly yours,
/s/ RAYMOND SADOWSKI
Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Form 10-K for the fiscal year ended July 3, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Sales, page 19
1.
We see that you include an analysis of changes in sales by operating group and by geographic area. However, we do not see a substantive discussion of why fluctuations in sales occurred. Please revise future filings to include a discussion of the reasons for increases in sales in each region or in a particular division.

We will revise future filings to include a discussion of why fluctuations in sales occurred. To provide some understanding of how management analyzes the business, it is important to note that management focuses on regional performance by operating segment rather than product sales due to the structure of the business model. In our Electronics Marketing (“EM”) operating segment, the vast majority (84%) of the products sold are semiconductor and semiconductor-related and consist of over 100,000 SKUs (part numbers). Therefore, focusing on sales fluctuations by product is not meaningful. Instead, the reasons for sales fluctuations are more a factor of the economic environment and end demand trends occurring in the technology industry. In our Technology Solutions (“TS”) operating segment, the number of products or groups of products offered is much more limited than at EM, therefore, a discussion of products by region is appropriate. As a result, in our first quarter of fiscal 2011 Form 10-Q filed October 29, 2010, we have included additional discussion on reasons for sales increases by region as follows:

2011 Form 10-Q Results of Operations — Sales, page 18
EM sales of $3.62 billion in the first quarter of fiscal 2011 increased 48.5% over the prior year first quarter sales of $2.44 billion. Organic sales increased 39.8% and increased 43.1% excluding the translation impact of foreign currency exchange rates. All three regions contributed to the year-over-year organic sales growth with 32.9%, 49.5% and 39.4% in the Americas, EMEA and Asia, respectively, due to stronger end demand and inventory replenishment experienced across the technology industry in all three regions. The EMEA results were negatively impacted by the strengthening of the US dollar against the Euro during the first quarter of fiscal 2011 as compared with the prior year first quarter as the EMEA region sales increased 63.4% excluding the translation impact of changes in foreign currency exchange rates.
TS sales of $2.56 billion in the first quarter of fiscal 2011 increased 33.6% over the prior year first quarter sales of $1.92 billion. Organic sales increased 11.3% and increased 13.6% excluding the translation impact of foreign currency exchange rates. Organic sales increased 13.8% and 31.6% in the Americas and Asia regions, respectively. The EMEA results were negatively impacted by the strengthening of the US dollar against the Euro as organic sales increased 1.7% and increased 9.7% year over year excluding the impact of changes in foreign currency exchange rates. All three regions experienced stronger sales of networking, storage and microprocessors partially offset by a decline in sales of proprietary servers.
Selling, General and Administrative Expenses, page 22
2.
We see that you attribute the increase in SG&A expense during fiscal year 2010 to multiple items. In future filings, please quantify the impact of each item, including the impact of cost reduction actions which offset the increases in expense.

We have addressed the staff’s comments in the preparation of our first quarter of fiscal 2011 Form 10-Q filed October 29, 2010 and quantified the impact of each item that contributed to the increase in SG&A expenses as follows:
2011 Form 10-Q, Results of Operations, Selling, General and Administrative Expenses, Page 19
Selling, general and administrative expenses (“SG&A expenses”) were $500.6 million in the first quarter of fiscal 2011, which was an increase of $108.0 million, or 27.5%, from the prior year first quarter. The increase in SG&A expenses was primarily a result of the additional SG&A expenses of approximately $80 million associated with acquisitions partially offset by the translation impact of changes in foreign currency exchange rates of approximately $15 million and the extra week of expenses of approximately $15 million due to the Company’s fiscal calendar as noted above. The remaining increase in SG&A expenses was primarily a result of the incremental costs necessary to support the year-over-year double digit organic sales growth.
Liquidity and Capital Resources — Cash Flows, page 29
3.
We see that accounts receivable increased $956 million from June 29, 2009 to July 3, 2010. In future filings, please disclose the reasons for the significant increase in accounts receivable, including any changes in credit terms offered to customers.

In addition to the discussion on page 29 of our 2010 Form 10-K, we included the following statement in the “Liquidity and Capital Resources — Liquidity” section on page 32, “The Company’s quick assets (consisting of cash and cash equivalents and receivables) increased 31.0% from June 27, 2009 to July 3, 2010 primarily due to the accelerated revenue growth experienced since prior fiscal year end.” Although not stated in the 2010 Form 10-K, the Company did not have any significant change in credit terms offered to customers. As of the end of fiscal 2010, our receivable days outstanding were over 6 days less compared with receivable days outstanding as of the end of fiscal 2009 and over 3 days less compared with the end of fiscal 2008, which was prior to the recessionary period experienced during 2009 and into 2010. We have addressed the staff’s comments in the preparation of our first quarter of fiscal 2011 Form 10-Q filed October 29, 2010 and included the following statements:
2011 Form 10-Q, Liquidity and Capital Resources, Cash Flow, Page 20
Cash used for working capital during the first quarter of fiscal 2011 consisted of accounts receivable growth of $110.9 million and inventory growth of $269.8 million, partially offset by growth in payables of $130.7 million. During growth periods, the Company has been more likely to utilize operating cash flows for working capital to support business growth. Net days outstanding, in particular, receivable days, continue to be at or near pre-recession levels as there have not been any significant change in terms provided to customers.
2011 Form 10-Q, Liquidity and Capital Resources, Liquidity, Page 23
The Company’s quick assets (consisting of cash and cash equivalents and receivables) increased 8.8% from July 3, 2010 to October 2, 2010 due primarily to the increase in receivables resulting primarily from the receivables assumed with the acquisitions of Bell, Tallard and Unidux, the impact of the change in foreign currency exchange spot rates at October 2, 2010 as compared with July 3, 2010 (for example, the US Dollar to Euro spot rate increased approximately 9% during that period) and the significant increase in sequential sales. Current assets increased 18.3% due to the increase in receivables and inventory, also a result of the recent acquisitions, the impact of the change in foreign currency exchange spot rates and the growth in sales.

Item 11. Executive Compensation, page 35
4.
The disclosure regarding “expense recorded by Avnet for financial statement reporting purposes” on page 44 of your definitive proxy statement does not appear to comply with Regulation S-K, Item 402(k)(2)(iii), as revised by Release No. 33-9089 (Dec. 16, 2009). Please amend your filing accordingly. Ensure that your amended disclosure includes the information required by Instruction to Item 402(k)(2)(iii) and (iv).

On October 25, 2010, we had a conference call that included Kristin Lochhead and Celia Soehner of the SEC staff. We appreciate the opportunity to discuss the above comment whereby we explained that the disclosures were correct but that the narrative language had an inadvertent clerical error. Based on the discussion with the SEC staff, we have since filed a supplemental disclosure statement clarifying that the dollar amount reflected in the disclosure table was the grant-date fair market value as opposed to the expense recorded for financial statement purposes.
Consolidated Financial Statements
5.	We see that you acquired Bell Microproducts and Tallard subsequent to fiscal year 2010. Please tell us how you considered the disclosure requirements of FASB ASC 805-10-50-4.
We considered the disclosure requirements as it related to acquisitions completed after our fiscal year end reporting date but before the financial statements were issued and based upon revenue, the Tallard acquisition was less than 2% of Avnet’s fiscal 2010 revenues whereas Bell was about 15% of Avnet’s fiscal 2010 revenues. As a result, we determined that only the Bell acquisition was material for disclosure purposes.
Note 6. Goodwill and Intangible Assets, page 50
6.	In future filings please revise to present gross goodwill and accumulated impairment losses at the beginning and end of the period presented. Refer to FASB ASC 350-20-50-1 (a) and (h).
We have addressed the staff’s comments in the preparation of our first quarter of fiscal 2011 Form 10-Q and included the required disclosure.
Note 16. Segment Information, page 63
7.	Please tell us where you have provided the disclosures about products and services as required by FASB ASC 280-10-50-40.
The required disclosures about products are located on page 6 of our 2010 Form 10-K. We will revise future filings to include in our annual financial statement Segment footnote a cross reference to the product disclosures as per Regulation S-K, Item 101(b) or will include the annual disclosure in the Segment financial statement footnote.

Definitive Proxy Statement on Schedule 14A
8.
Please revise future filings to include a brief description of the leadership structure of your board, including whether the same person serves as both principal executive officer and chairman of the board. Also tell us and revise future filings to disclose why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. See Regulation S-K, Item 407(h).

The following, which is principally excerpted from our 2006 Proxy Statement, explains the Board’s view on the leadership structure with respect to the separate roles of CEO and Chairman:
The Board believes that it is in the best interests of the Company and its shareholders for the Board to have the flexibility to determine the best Director to serve as the Chairman of the Board. All of the Directors of our Board, with one exception, are independent under the Company’s Director Independence Standards. Moreover, our Corporate Governance Guidelines, available at www.avnet.com/investors/governance, also provide for solid independent oversight of management and independent Board leadership through a Lead Director.
The Lead Director, who serves a one-year term, presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the Independent Directors; sets meeting agendas for the executive sessions of the Independent Directors; reviews the agenda, schedule and information for Board meetings; has the authority to call meetings of the Independent Directors; serves as the liaison between the Board and the Chairman whenever so desired by the other independent Board members; and performs such other duties as the Board may from time to time delegate to assist the Board in the performance of its responsibilities.
Accordingly, after careful consideration, the Board has concluded that at the present time combining the roles of chief executive officer and chairman in a single individual constitutes an efficient and effective leadership model for the Company. Our Corporate Governance Guidelines already give the Board the flexibility to decide whether it is best for the Company at any given point in time for the roles of the chief executive officer and chairman of the Board to be separate or combined and, if separate, whether or not the chairman should be selected from the Independent Directors.
In summary, the Board believes its current governance model is not only efficient and effective but also embodies robust independent oversight elements. The Board’s governance practices have earned consistently high marks from third-party rating organizations.
In future filings, we will include a more fulsome disclosure on the Board leadership structure.

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